# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0002083167
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- 2025 Acquisition Corp (CIK 0002083167): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Wygod Max C (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,328,927; shared voting power 3,031,309; sole dispositive power 1,328,927; shared dispositive power 3,031,309; aggregate amount beneficially owned 4,360,236 (14.7% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 901,224; shared voting power 3,031,309; sole dispositive power 901,224; shared dispositive power 3,031,309; aggregate amount beneficially owned 3,932,533 (12.6% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,541,733; sole dispositive power 0; shared dispositive power 1,541,733; aggregate amount beneficially owned 1,541,733 (4.9% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Anthony Vuolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,015,795; shared voting power 0; sole dispositive power 4,015,705; shared dispositive power 0; aggregate amount beneficially owned 4,015,795 (12.9% of the class)
  Comment: ITEMS 7, 9 Includes (i) 3,645,399 shares held by the Max Wygod Family Dynasty Trust of which Mr. Vuolo is trustee and has sole investment and dispositive power; Mr. Vuolo disclaims beneficial ownership of these shares; and 370,396 shares held directly by Mr. Vuolo.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- WYGOD FAMILY REV LT U/T/A: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,489,576; sole dispositive power 0; shared dispositive power 1,489,576; aggregate amount beneficially owned 1,489,576 (4.8% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- MAX WYGOD FAMILY DYNASTY TRUST (CIK 0001911170): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,645,399; sole dispositive power 0; shared dispositive power 3,645,399; aggregate amount beneficially owned 3,645,399 (11.7% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- FEINBERG LARRY N (CIK 0000926475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 281,380; shared voting power 1,084,727; sole dispositive power 281,380; shared dispositive power 1,084,727; aggregate amount beneficially owned 1,366,107 (4.4% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 935,598; sole dispositive power 0; shared dispositive power 935,598; aggregate amount beneficially owned 935,598 (3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE INSTITUTIONAL PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 113,929; sole dispositive power 0; shared dispositive power 113,929; aggregate amount beneficially owned 113,929 (3.7% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE TEN FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 28,000; sole dispositive power 0; shared dispositive power 28,000; aggregate amount beneficially owned 28,000 (0.1% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- THE FEINBERG FAMILY FOUNDATION: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,200; sole dispositive power 0; shared dispositive power 7,200; aggregate amount beneficially owned 7,200 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE ASSOCIATES, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,049,527; sole dispositive power 0; shared dispositive power 1,049,527; aggregate amount beneficially owned 1,049,527 (3.4% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ORACLE INVESTMENT MANAGEMENT, INC.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,077,527; sole dispositive power 0; shared dispositive power 1,077,527; aggregate amount beneficially owned 1,077,527 (3.5% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- FEINBERG CHILDREN'S TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 0; shared voting power 748,865; sole dispositive power 0; shared dispositive power 748,865; aggregate amount beneficially owned 748,865 (2.4% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- USDAN ADAM (CIK 0001459107): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 0; shared voting power 748,865; sole dispositive power 0; shared dispositive power 748,865; aggregate amount beneficially owned 748,865 (2.4% of the class)
  Comment: ITEMS 8, 10, 11 Mr. Usdan disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Adam H. Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 2,505,533; shared voting power 0; sole dispositive power 2,505,533; shared dispositive power 0; aggregate amount beneficially owned 2,505,533 (8% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ADAM H. DUBLIN 2019 FAMILY TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,831,526; sole dispositive power 0; shared dispositive power 1,831,526; aggregate amount beneficially owned 1,831,526 (5.9% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Phyllis Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,831,526; sole dispositive power 0; shared dispositive power 1,831,526; aggregate amount beneficially owned 1,831,526 (5.9% of the class)
  Comment: ITEMS 8, 10 Ms. Dublin disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Edward F. Spaniel, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 688,965; shared voting power 1,831,546; sole dispositive power 688,965; shared dispositive power 1,831,546; aggregate amount beneficially owned 2,520,491 (8.1% of the class)
  Comment: ITEMS 8, 10 Mr. Spaniel disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Carl Berg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 597,000; shared voting power 943,878; sole dispositive power 597,000; shared dispositive power 943,878; aggregate amount beneficially owned 1,540,878 (4.9% of the class)
  Comment: ITEMS 8, 10, 11 Includes (i) 525,000 shares held jointly by Mr. Berg and his spouse, Rachel Berg, (ii) 237,578 shares held by Rachel Berg GST Exempt 2012 Trust, of which Mr. Berg is trustee, (iii) 597,000 shares held directly by Mr. Berg, (iv) 52,000 shares held by Rachel Berg, over which Mr. Berg has investment authority, (v) 32,300 shares held by Eric Berg, over which Mr. Berg has investment authority, (vi) 30,300 shares held by Adam Berg, over which Mr. Berg has investment authority, (vii) 36,700 shares held by Emma Berg, over which Mr. Berg has investment authority, and (viii) 30,000 shares held by Alexander Berg, over which Mr. Berg has investment authority.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- MARBLE LANE PARTNERS I, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,472,984; shared voting power 0; sole dispositive power 1,472,984; shared dispositive power 0; aggregate amount beneficially owned 1,472,984 (4.7% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Michael Sawyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC), personal funds (PF); sole voting power 717,699; shared voting power 717,699; sole dispositive power 717,699; shared dispositive power 717,699; aggregate amount beneficially owned 717,699 (2.3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- NELL AND JANE CAMERON 2006 TRUST: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 618,908; shared voting power 618,908; sole dispositive power 618,908; shared dispositive power 618,908; aggregate amount beneficially owned 618,908 (2% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Shahir Kassam-Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 202,434; shared voting power 0; sole dispositive power 202,434; shared dispositive power 0; aggregate amount beneficially owned 202,434 (0.6% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- 360 Ventures, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 202,434; shared voting power 0; sole dispositive power 202,434; shared dispositive power 0; aggregate amount beneficially owned 202,434 (0.6% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Charles Mele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 103,911; shared voting power 0; sole dispositive power 103,911; shared dispositive power 0; aggregate amount beneficially owned 103,911 (0.3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Michael Glick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 80,154; sole dispositive power 0; shared dispositive power 80,154; aggregate amount beneficially owned 80,154 (0.3% of the class)
  Comment: ITEMS 8, 10 Includes 80,154.00 shares held by Mr. Glick in joint tenancy with his spouse, Sharon Glick.
  
  ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940

## Item 2. Identity and Background
Name of person filing: This statement is filed by (i) 2025 ACQUISITION CORPORATION, a Delaware corporation, (ii) Max. C. Wygod, an individual, (iii) Emily Bushnell, an individual, (iv) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV, (v) the WYGODFAMILY REV LT U/T/A, (vi) the Estate of Martin J. Wygod, (vii) Anthony Vuolo, an individual, (viii) the MAX WYGODFAMILY DYNASTY TRUST, (ix) ORACLE PARTNERS, L.P., a Delaware limited partnership ("Partners"), (x) ORACLEINSTITUTIONAL PARTNERS, L.P., a Delaware limited partnership ("Institutional Partners"), (xi) ORACLE TEN FUND, L.P., a Delaware limited partnership ("Ten Fund"), (xii) ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENTPLAN, a employee benefit plan organized in Connecticut (the "Retirement Plan"), (xiii) the FEINBERG FAMILYFOUNDATION, a foundation organized in Connecticut (the "Foundation"), (xiv) ORACLE ASSOCIATES, LLC, a Delaware limited liability company ("Oracle Associates"), (xv) ORACLE INVESTMENT MANAGEMENT, INC., a Delaware corporation(the "Investment Manager"), (xvi) Larry N. Feinberg, an individual, (xvii) Adam Usdan, solely as trustee of the FEINBERGFAMILY FOUNDATION, (xviii) Adam H. Dublin, an individual, (xix) the ADAM H. DUBLIN 2019 FAMILY TRUST, (xx) Phyllis Dublin, solely as co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xxi) Edward Francis Spaniel, Jr., an individual and co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xxii) Carl Berg, an individual on behalf of Alexander Ryan Berg, Adam Charles Berg, Eric William Berg, and Emma RoseBerg, (xxiii) MARBLE LANE PARTNERS I, LLC, (xxiv) Michael Sawyer, an individual, (xxv) NELL AND JANE CAMERON 2006TRUST, (xxvi) Keri Cameron, solely on behalf of the NELL AND JANE CAMERON 2006 TRUST, (xxvii) Shahir Kassam-Adams, an individual, (xxviii) 360 Ventures, LLC, a Virginia limited liability company, (xxix) Charles Mele, an individual, and (xxx) Michael Glick, an individual.
Residence or business address: (b) - (c) The names, and, for purposes of this filing, the address and present principal occupation or employment, as applicable, for the Reporting Persons are as follows:
Present principal occupation or employment:
2025 Acquisition Corporation, a Delaware corporation. The address for the corporation is Max C. Wygod, c/o A&O Shearman, ATTN: Chris Forrester, 1460 El Camino Real 2nd Floor, Menlo Park, CA 94025

Max C. Wygod. Mr. Wygod is a Director and President and Chief Executive Officer of the Issuer. Mr. Wygod's address is c/o Forian Inc., 41 University Drive, Suite 400, Newtown, PA 18940.

Emily Bushnell. Ms. Bushnell is an owner and operator of Tranquility Lake Farms LLC. Mrs. Bushnell's address is PO Box 7188, Rancho Santa Fe, CA 92067.

The Administrative Trust U/ Wygod Family RV. Mr. Wygod and Mrs. Bushnell are co-trustees of the trust. The address for the trust is PO Box 7188, Rancho Santa Fe, CA 92067.

The Wygod Family REV LT U/T/A. Mr. Wygod and Ms. Bushnell are co-trustees of the trust. The address for the trust is PO Box 7188, Rancho Santa Fe, CA 92067.

Not applicable for the Estate of Martin J. Wygod.

Anthony Vuolo. Mr. Vuolo's address is 21 Coach Lane Upper Saddle River, NJ 07458.

The Max Wygod Family Dynasty Trust. Mr. Vuolo is trustee of the trust. The address for the trust is C/O Anthony Vuolo, Trustee 21 Coach Lane Upper Saddle River, NJ 07458.

Larry N. Feinberg. Mr. Feinberg's address is 500 W. Putnam Avenue, Greenwich, CT 06830.

Partners, Institutional Partners, Ten Fund, Retirement Plan, Foundation, Oracle Associates, and Investment Manager (the "Entities"). Mr. Feinberg is managing member of Oracle Associates, which is general partner of Partners, Institutional Partners, and Ten Fund. Mr. Feinberg is also trustee of Retirement Plan and Foundation and President of Investment Manager. The address for the Entities is 500 W. Putnam Avenue, Greenwich, CT 06830.

Adam Usdan. Mr. Usdan's address is 2388 S Ocean Blvd, Highland Beach, FL 33487.

The Feinberg Children's Trust. Mr. Usdan is trustee of the trust. The address for the trust is 2388 S Ocean Blvd, Highland Beach, FL 33487.

Adam H. Dublin. Mr. Dublin's address is 41 University Drive, Suite 400, Newtown, PA 18940.

Phyllis Dublin. Ms. Dublin's address is 41 University Drive, Suite 400, Newtown, PA 18940.

Edward Francis Spaniel, Jr. Mr. Spaniel's address is 41 University Drive, Suite 400, Newtown, PA 18940.

The Adam H. Dublin 2019 Family Trust. Ms. Dublin and Mr. Spaniel are co-trustees of the trust. The address for the trust is 936 Sheridan Rd. Wilmette, IL 60091.

Thomas J. Coleman. Mr. Coleman's address is 55 Railroad Avenue, 2nd Floor, Greenwich, CT 06830.

Carl Berg. Mr. Berg's address is 30 Park Place, Apt. 61A, New York, NY 10007.

Marble Lane Partners. David Mehlman is managing member of the partnership. The address for the partnership is 417 S. Barrington Avenue, #308, Los Angeles, CA 90049.

Michael Sawyer. Mr. Sawyer's address is 2831 S Bayshore Drive, Unit 1403, Coconut Grove, FL 33133.

Keri Cameron. Ms. Cameron's address is 11 Quintard Avenue, Old Greenwich, CT 06870.

Nell and Jane Cameron 2006 Trust. Ms. Cameron is trustee of the trusts. The address for the trusts is 11 Quintard Avenue, Old Greenwich, CT 06870.

Shahir Kassam-Adams. Mr. Kassam-Adams' address is 360 Laurel Lane, Lovingston, VA 22949.

360 Ventures, LLC. Mr. Kassam-Adams is the general manager. The address for the company is 360 Laurel Lane, Lovingston, VA 22949.

Charles Mele. Mr. Mele's address is 600 SE 5th Avenue, Apt. S707, Boca Raton, FL 33432.

Michael Glick. Mr. Glick's address is 11 5th Avenue, Apt. 10-G, New York, NY 10003.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The consideration for the Proposed Transaction (as defined below) is expected to be funded through a combination of personal resources, third-party financing and the Issuer's net cash at closing. The specific amount, sources and terms have not yet been finalized and will be subject to definitive agreements entered into in connection with the Proposed Transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 25, 2025, the Reporting Persons (each, an "Initial Consortium Member," and together with any additional parties, who may, after the date hereof, join the Consortium Agreement (as defined below), collectively, the "Consortium"), delivered a non-binding proposal letter (the "Offer Letter") to the Board of Directors of the Issuer (the "Board") in respect of a potential offer by the Consortium to acquire all of the outstanding Common Stock of the Issuer not presently owned by the Consortium in a going-private transaction (the "Proposed Transaction"). A copy of the Offer Letter is filed herewith as Exhibit 99.1.

In connection with the submission of the Offer Letter, the members of the Consortium entered into a consortium agreement, dated as of August 25, 2025 (the "Consortium Agreement"), which governs their cooperation in pursuing the proposed transaction. A copy of the Consortium Agreement is filed herewith as Exhibit 99.2 and is incorporated by reference into Item 6. The Consortium Agreement specifies, among other things, that members of the Consortium will cooperate in good faith and work exclusively regarding the Proposed Transaction and provides, under certain circumstances, for certain parties to reimburse the other parties for their expenses.

The Offer Letter is non-binding in nature and does not obligate in any way the Consortium, the members thereof, or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction. In addition, the Consortium has stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the approval of the transaction by a special committee of the board of directors of the Issuer, provided that such committee comprises disinterested directors that are independent and empowered to consider the proposal. If the Proposed Transaction is carried out and consummated, the Common Stock of the Issuer will no longer be traded on the Nasdaq Stock Market and the registration of the Common Stock of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Proposed Transaction will be consummated.

Neither the Offer Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer's securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, "Securities") in the open market or otherwise(greek question mark) (ii) disposing of any or all of their Securities in the open market or otherwise(greek question mark) (iii) engaging in any hedging or similar transactions with respect to the Securities(greek question mark) or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon an aggregate of 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement, the members of the Consortium may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the 20,332,879 shares of Common Stock beneficially owned in the aggregate by consortium members other than such shares that it has reported as beneficially owned by it on this Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than each respective Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the Consortium Agreement set forth in Item 4 is incorporated herein by reference.

Except as described in Item 4 and this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Consortium, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Offer Letter, dated August 25, 2025
Exhibit 99.2 - Consortium Agreement, dated August 25, 2025.

## Signatures
- 2025 Acquisition Corp: /s/ Max C. Wygod, Max C. Wygod (08/25/2025)
- Wygod Max C: /s/ Max C. Wygod, Max C. Wygod (08/25/2025)
- Emily Bushnell: /s/ Emily Bushnell, Emily Bushnell (08/25/2025)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (08/25/2025)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Emily Bushnell, Emily Bushnell, Co-Trustee (08/25/2025)
- Anthony Vuolo: /s/ Anthony Vuolo, Anthony Vuolo (08/25/2025)
- WYGOD FAMILY REV LT U/T/A: /s/ Emily Bushnell, Emily Bushnell, Co-Trustee (08/25/2025)
- WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (08/25/2025)
- MAX WYGOD FAMILY DYNASTY TRUST: /s/ Anthony Vuolo, Anthony Vuolo, Trustee (08/25/2025)
- FEINBERG LARRY N: /s/ Larry N. Feinberg, Larry N. Feinberg (08/25/2025)
- ORACLE PARTNERS, L.P.: /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (08/25/2025)
- ORACLE INSTITUTIONAL PARTNERS, L.P.: /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (08/25/2025)
- ORACLE TEN FUND, L.P.: /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (08/25/2025)
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: /s/ Larry N. Feinberg, Larry N. Feinberg, Trustee (08/25/2025)
- THE FEINBERG FAMILY FOUNDATION: /s/ Larry N. Feinberg, Larry N. Feinberg, Trustee (08/25/2025)
- ORACLE ASSOCIATES, LLC: /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (08/25/2025)
- ORACLE INVESTMENT MANAGEMENT, INC.: /s/ Larry N. Feinberg, Larry N. Feinberg, President (08/25/2025)
- FEINBERG CHILDREN'S TRUST: /s/ Adam Usdan, Adam Usdan, Trustee (08/25/2025)
- USDAN ADAM: /s/ Adam Usdan, Adam Usdan (08/25/2025)
- Adam H. Dublin: /s/ Adam H. Dublin, Adam H. Dublin (08/25/2025)
- ADAM H. DUBLIN 2019 FAMILY TRUST: /s/ Edward F. Spaniel, Jr., Edward F. Spaniel, Jr., Co-Trustee (08/25/2025)
- Phyllis Dublin: /s/ Phyllis Dublin, Phyllis Dublin (08/25/2025)
- Edward F. Spaniel, Jr.: /s/ Edward F. Spaniel, Jr., Edward F. Spaniel, Jr. (08/25/2025)
- Carl Berg: /s/ Carl Berg, Carl Berg (08/25/2025)
- MARBLE LANE PARTNERS I, LLC: /s/ David Mehlman, David Mehlman, Managing Member (08/25/2025)
- Michael Sawyer: /s/ Michael Sawyer, Michael Sawyer (08/25/2025)
- NELL AND JANE CAMERON 2006 TRUST: /s/ Keri Cameron, Keri Cameron, Trustee (08/25/2025)
- Shahir Kassam-Adams: /s/ Shahir Kassam-Adams, Shahir Kassam-Adams (08/25/2025)
- 360 Ventures, LLC: /s/ Shahir Kassam-Adams, Shahir Kassam-Adams, General Manager (08/25/2025)
- Charles Mele: /s/ Charles Mele, Charles Mele (08/25/2025)
- Michael Glick: /s/ Michael Glick, Michael Glick (08/25/2025)